

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 30, 2009

Mr. Donald E. Vandenberg
Chief Executive Officer
Sonterra Resources, Inc.
523 N. Sam Houston Parkway East, Suite 175
Houston, TX   77060

        Re: Sonterra Resources, Inc.
                Form 8-K
                Filed January 29, 2009
                Form 8-K
                Filed December 31, 2008
                File No. 000-29463

Dear Mr. Vandenberg:

      We have completed our review of your Form 8-Ks and related filings, and have no further comments at this time.

                Sincerely,

                Donald F. Delaney
                Senior Staff Accountant